Filed Pursuant to Rule 424(b)(3)

Registration No. 333-121549

PROSPECTUS

VAALCO ENERGY, INC.

36,513,441 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 36,513,441 shares of our common stock for the account of the stockholder named in this prospectus. The selling stockholder may sell none, some or all of the shares offered by this prospectus. The selling stockholder may offer for sale the shares covered by this prospectus from time to time directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of existing contractual obligations. We cannot predict when or in what amounts the selling stockholder may sell any of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.”

Our common stock is listed on the American Stock Exchange under the symbol “EGY.” On February 11, 2005, the last reported sales price for our common stock was $4.85 per share.

Investing in our common stock involves risks. See “ Risk Factors,” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated February 14, 2005.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC. You should read this prospectus and the information incorporated by reference, including the exhibits to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our filings are located in the EDGAR database on that website. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with the American Stock Exchange. Such reports, proxy statements and other information may be read and copied at 86 Trinity Place, New York, New York 10006.

All of our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to such reports as well as other filings we make pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 are also available free of charge on our Internet website. The address of our Internet website is www.vaalco.com. Our SEC filings are available on our website as soon as they are posted to the EDGAR database on the SEC’s website.

We “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering:

•	our Annual Report on Form 10-KSB for the year ended December 31, 2003 filed on March 30, 2004, and Form 10-KSB/A filed on April 28, 2004 (except for Items 6 and 7 which are superceded by our Current Report on Form 8-K filed on December 22, 2004);

•	our Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K filed on July 21, 2004, October 5, 2004, November 2, 2004, November 19, 2004, December 22, 2004 (two reports) and January 21, 2005 (to the extent these items were “filed” with the SEC and not “furnished”); and

•	the description of our common stock contained in our Registration Statement on Form 10 (Reg. No. 0-20928) filed on December 3, 1992, as amended by a Form 8 filed on January 7, 1993 and a Form 8 filed on January 25, 1993.

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This prospectus incorporates important business and financial information about us that is not included in, or delivered with, this document. You may request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits or schedules to such documents that we do not specifically incorporate by reference, at no cost by writing or telephoning us. All such requests should be directed to VAALCO Energy, Inc., 4600 Post Oak Place, Suite 309, Houston, Texas 77027, Attention: Gayla M. Cutrer, Vice President, telephone number (713) 623-0801.

In making your investment decision, you should rely only on the information contained in, or incorporated by reference into, this prospectus or any prospectus supplement. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in places where offers and sales are not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

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SUMMARY

This summary highlights some of the information contained in, and incorporated by reference into, this prospectus, but does not contain all of the information you need to consider in making your investment decision. You should carefully read this prospectus and any documents incorporated by reference into this prospectus before deciding whether to invest in our common stock, particularly the section entitled “Risk Factors.” In this prospectus, the words “VAALCO,” “Company,” “we,” “our,” “ours,” and “us” refer to VAALCO Energy, Inc., a Delaware corporation, and its subsidiaries unless otherwise stated or unless the context otherwise requires.

The Company

We are a Houston-based independent energy company principally engaged in the acquisition, exploration, development and production of crude oil and natural gas. We own producing properties primarily in the Republic of Gabon and conduct exploration activities as the operator of our Gabon properties. Our primary source of revenue during 2003 and the first nine months of 2004 was from the Etame field located offshore the Republic of Gabon. During the first nine months of 2004, the Etame field produced approximately 4.4 million barrels (1.05 million barrels net to us) of oil. In Gabon, we produce into an onsite 1.1 million barrel floating, production, storage and offloading system (FPSO) and sell cargos to Shell Oil at spot market prices. Domestically, we have small interests in properties in Texas, including the Gulf of Mexico.

We own a 28.07% interest in the Etame field and operate the Etame field on behalf of a consortium of five companies. The Etame field was developed in 2002 at a total cost approximately $57.3 million ($17.4 million net to us inclusive of $1.5 million of our share of the Gabon government’s 7.5% carried interest). The average gross production in November 2004 of the Etame field was 20,566 barrels of oil per day.

When we merged with 1818 Oil Corp. in 1998, we issued common and preferred stock to The 1818 Fund II, L.P. The common stock and preferred stock, which votes as a class with the common stock on an as converted basis, held by The 1818 Fund represents approximately 64.8% of our outstanding voting power on an as converted basis, excluding options and warrants not held by The 1818 Fund. In addition, while the preferred stock is outstanding, the holders of preferred stock, voting together as a class, are entitled to elect three of our eight directors. Accordingly, The 1818 Fund is able to control all matters submitted to a vote of our stockholders, including the election of directors. See “Risk Factors – Risks Related to Our Common Stock –The 1818 Fund is able to control all matters submitted to a vote of our stockholders, including the election of directors.”

Recent Developments

In January 2004, we drilled the Ebouri No. 1 exploration well approximately seven miles northwest of the Etame field. The well resulted in a new Gamba sand discovery. Two sidetracks were performed to delineate the discovery, each of which logged a comparable amount of oil pay in the Gamba. We are performing economic studies to determine the feasibility of developing the discovery.

In June 2004, we drilled a second exploration well, the Eavom-1 well, on the Avouma prospect. This well tested approximately 6,600 barrels of oil per day from 20 feet of perforations in the Gamba sand. The discovery is approximately 10.5 miles southeast of the Etame field and is located adjacent to the South Tchibala discovery made by another operator in 1978. We have recently evaluated the cost of a development of both Avouma and South Tchibala and plan to develop the discoveries. The cost for the Ebouri and Avouma exploration wells was $17.2 million ($5.2 million net to us). We used cash on hand and cash flow from operations to fund both the exploration and development wells.

In August 2004, we completed the Etame-5H development well which is currently producing at a rate of approximately 7,200 barrels of oil per day. This is the first of two development wells under our Phase 2

Development Plan for the Etame field. The second development well is expected to be drilled in 2005. The budget for adding the Etame-5H development well was approximately $34.5 million ($10.5 million net to us) and included laying two new flowlines and umbilicals from the well site to a 1.1 million FPSO. The extra flowline and umbilical were laid with the Etame-5H development well to eliminate the need to mobilize lay vessel equipment when the Etame-6H development well is drilled in 2005.

Under the production sharing contract with respect to our operations in Gabon, we are entitled to recover our share of past exploration and development costs and ongoing production costs. As a result of added production from the Etame-5H well and recent strong commodity prices, we expect to recover all of our past exploration and development costs from the cost account by the end of December 2004. As a result of our recovery of all our past exploration and development costs, taxes in Gabon will increase during the fourth quarter of 2004. See “Risk Factors – Risks Related to Our Business –Taxes payable to the government of Gabon are expected to materially increase.”

We have reached an agreement with our crude oil buyer for Etame field production to extend our crude oil sales contract for an additional year effective January 1, 2005. The contract will not be executed until it is approved by the Gabon government. Pending this government approval, we believe that our crude oil buyer will make purchases of our production from the Etame field at the prices that have been agreed to in the pending contract. The previous marker crude was Dated Brent. Under the old contract, our crude oil buyer purchased production from the Etame field at a $.19 discount to Dated Brent. The new marker crude for determining Etame crude pricing will be the Rabi Blend, a sweet crude oil produced onshore in Gabon. Due to a weak world wide demand for medium sweet crude oils, in October 2004 Rabi Blend trading was set at a $1.70 discount to Dated Brent and the Etame Crude will trade at a $1.50 discount to Rabi Blend. In the past, Rabi Blend has traded at a premium to Dated Brent. The discount or premium at which Rabi Blend trades to Dated Brent in the future will be dictated by market forces and will be reset in January 2005. The prices under the contract will be adjusted to reflect changes in the relative price that Rabi Blend trades to Dated Brent.

Principal Office

Our principal executive offices are located at 4600 Post Oak Place, Suite 309, Houston, Texas 77027, and our telephone number is (713) 623-0801.

RISK FACTORS

You should carefully consider the following risks and other information contained in or incorporated by reference into this prospectus before deciding to make an investment in our common stock. The risks and uncertainties described below are not the only risks facing us or applicable to your investment in our common stock. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business

Almost all of the value of our production and reserves is concentrated in a single field offshore Gabon, and any production problems or inaccuracies in reserve estimates related to this property would adversely impact our business.

The Etame field, consisting of four wells, constituted almost 100% of our total production for the nine months ended September 30, 2004. In addition, at December 31, 2003, almost 100% of our total net proved reserves were attributable to this field. If mechanical problems, storms or other events curtailed a substantial portion of this production, or if the actual reserves associated with this producing property are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

Our results of operations and financial condition could be adversely affected by changes in currency exchange rates.

Our results of operations and financial condition are affected by currency exchange rates. While oil sales are denominated in U.S. dollars, portions of operating costs in Gabon are denominated in the local currency. An increase in the exchange rate of the local currency to the dollar will have the effect of increasing operating costs while a decrease in the exchange rate will reduce operating costs. The Gabon local currency is tied to the euro, which appreciated substantially against the dollar in 2003 and 2004.

A decrease in oil and gas prices may adversely affect our results of operations and financial condition.

Our revenues, cash flow, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas. Our ability to borrow funds and to obtain additional capital on attractive terms is also substantially dependent on oil and gas prices. Historically, world-wide oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. In recent weeks, medium/heavy sweet crude oils which produce higher amounts of residual fuel oil have experienced weaker demand in the marketplace. This has resulted in those crude oils trading at a discount to their traditional benchmark. These crude oils are similar to those produced from the Etame Field, and the lower market price may have an adverse impact upon our results of operations.

Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include international political conditions, the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the effect of federal, state and foreign regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand may adversely affect our ability to market our oil and gas production. Any significant decline in the price of oil or gas would adversely affect our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties and our planned level of capital expenditures.

Unless we are able to replace reserves which we have produced, our cash flows and production will decrease over time.

Our future success depends upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, our estimated net proved reserves will generally decline as reserves are produced. There can be no assurance that our planned development and exploration projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells at economic finding costs. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. In addition, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, political instability, economic/currency imbalances, compliance with governmental requirements or delays in the delivery of equipment and availability of drilling rigs. Our current domestic oil and gas properties are operated by third parties and, as a result, we have limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties.

Substantial capital, which may not be available to us in the future, is required to replace and grow reserves.

We make, and will continue to make, substantial capital expenditures for the acquisition, exploitation, development, exploration and production of oil and gas reserves. Historically, we have financed these expenditures primarily with cash flow from operations, debt, asset sales, and private sales of equity. During 2004, we have participated, and in 2005 we will participate, in the further exploration and development of the Etame Block offshore Gabon. We are the operator for the Block and thus responsible for contracting on behalf of all the remaining parties participating in the project. We rely on the timely payment of cash calls by our partners to pay for the 69.65% share of the budget for which they are responsible. However, if lower oil and gas prices, operating difficulties or declines in reserves result in our revenues being less than expected or limit our ability to borrow funds, or our partners fail to pay their share of project costs, we may have a limited ability to expend the capital necessary to undertake or complete future drilling programs. We cannot assure you that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Our drilling activities require us to risk significant amounts of capital that may not be recovered.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain and cost overruns are common. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

Weather, unexpected subsurface conditions and other unforeseen operating hazards may adversely impact our oil and gas activities.

The oil and gas business involves a variety of operating risks, including fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision and damage from severe weather conditions. The relatively deep offshore drilling conducted by us overseas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The impact that any of these risks may have upon us is increased due to the low number of producing properties we own.

We maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant unfavorable event not fully covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows. Furthermore, we cannot predict whether insurance will continue to be available at a reasonable cost or at all.

Our reserve information represents estimates that may turn out to be incorrect if the assumptions upon which these estimates are based are inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present values of our reserves.

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond our control. Reserve engineering is a subjective process of estimating the underground accumulations of oil and gas that cannot be measured in an exact manner. The estimates incorporated by reference into this document are based on various assumptions required by the SEC, including unescalated prices and costs and capital expenditures, and, therefore, are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves incorporated by reference in this document. In addition, our reserves may be subject to downward or upward revision based upon production history, results of future development, availability of funds to acquire additional reserves, prevailing oil and gas prices and other factors. Moreover, the calculation of the estimated present value of the future net revenue using a 10% discount rate as required by the SEC is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the our reserves or the oil and gas industry in general. It is also possible that reserve engineers may make different estimates of reserves and future net revenues based on the same available data.

The estimated future net revenues attributable to our net proved reserves are prepared in accordance with SEC guidelines, and are not intended to reflect the fair market value of our reserves. In accordance with the rules of the SEC, our reserve estimates are prepared using period end prices received for oil and gas. Future reductions in prices below those prevailing at year-end 2003 would result in the estimated quantities and present values of our reserves being reduced.

A substantial portion of our proved reserves are or will be subject to service contracts, production sharing contracts and other arrangements. The quantity of oil and gas that we will ultimately receive under these arrangements will differ based on numerous factors, including the price of oil and gas, production rates, production costs, cost recovery provisions and local tax and royalty regimes. Changes in many of these factors do not affect estimates of U.S. reserves in the same way they affect estimates of proved reserves in foreign jurisdictions, or will have a different effect on reserves in foreign countries than in the United States. As a result, proved reserves in foreign jurisdictions may not be comparable to proved reserve estimates in the United States.

We have less control over our foreign investments than domestic investments and turmoil in foreign countries may affect our foreign investments.

Our international assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, if a dispute arises with foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the United States.

Private ownership of oil and gas reserves under oil and gas leases in the United States differs distinctly from our ownership of foreign oil and gas properties. In the foreign countries in which we do business, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of hydrocarbon reserves. Accordingly, operations outside the United States may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges.

Almost all of our proven reserves are located offshore of the Republic of Gabon. As of September 30, 2004, we carried a gross investment of approximately $36.2 million on our balance sheet associated with the Etame Block offshore Gabon ($26.7 million net of accumulated depletion, depreciation and amortization costs). We have operated in Gabon since 1995 and believe we have good relations with the current Gabonese government. However, there can be no assurance that present or future administrations or governmental regulations in Gabon will not materially adversely affect our operations or cash flows.

Taxes payable to the government of Gabon are expected to materially increase.

Under the production sharing contract with respect to our operations in Gabon, we are entitled to recover our share of past exploration and development costs and ongoing production costs. Oil retained and sold by us to repay exploration, development and production costs is referred to as “cost oil.” At such time as past exploration and development costs are fully recovered, we receive cost oil only for ongoing operating and production costs. Since the cost account is anticipated to become fully recovered by the end of December, 2004, the cost oil from the time the cost account is fully recovered will only consist of operating and production costs, which averaged approximately $6.90 per barrel in the first half of 2004. The remaining oil after deducting royalties and cost oil is deemed “profit oil.” We pay taxes in Gabon in the form of profit oil, and with the profit oil component increasing after the exploration and development costs are recovered, taxes in Gabon will increase accordingly.

Competitive industry conditions may negatively affect our ability to conduct operations.

We operate in the highly competitive areas of oil exploration, development and production. We compete for the acquisition of exploration and production rights in oil and gas properties from foreign governments and from other oil and gas companies. These properties include exploration prospects as well as properties with proved reserves. Factors that affect our ability to compete in the marketplace include:

•	our access to the capital necessary to drill wells and acquire properties;

•	our ability to acquire and analyze seismic, geological and other information relating to a property;

•	our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;

•	the location of, and our ability to access, platforms, pipelines and other facilities used to produce and transport oil and gas production; and

•	the standards we establish for the minimum projected return on an investment of our capital.

Our competitors include major integrated oil companies and substantial independent energy companies, many of which possess greater financial, technological, personnel and other resources than we do. Our competitors may use superior technology which we may be unable to afford or which would require costly investment by us in order to compete.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

The laws and regulations of the United States and Gabon regulate our business. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. In addition, we could be liable for environmental damages caused by, among others, previous property owners or operators. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition, results of operations and liquidity.

These laws and governmental regulations, which cover matters including drilling operations, taxation and environmental protection, may be changed from time to time in response to economic or political conditions and could have a significant impact on our operating costs, as wells as the oil and gas industry in general. In addition, the loan agreement dated April 19, 2002 between one of our subsidiaries and the International Finance Corporation requires us to comply with specified environmental guidelines. These guidelines set maximum air emission levels and liquid effluent amounts, impose requirements for proper onshore disposal of all solid and hazardous wastes, and require compliance with other similar environmental guidelines. In addition, we are required to utilize environmental best practices for drilling activities and produced water and chemical management, prepare emergency response and oil spill response plans, and implement monitoring and reporting procedures. While we believe that we are currently in compliance with environmental laws and regulations applicable to our operations in Gabon and the U.S., including those required by the International Finance Corporation, no assurances can be given that we will be able to continue to comply with such environmental laws and regulations without incurring substantial costs.

If our assumptions underlying accruals for abandonment costs are too low, we could be required to expend greater amounts than expected.

Almost all of our producing properties are located offshore. The costs to abandon offshore wells may be substantial. For financial accounting purposes, we adopted Statement of Financial Accounting Standards 143 –Accounting for Asset Retirement Obligations on January 1, 2003. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. No assurances can be given that such reserves will be sufficient to cover such costs in the future as they are incurred.

We rely on our senior management team and the loss of a single member could adversely affect our operations.

We are highly dependent upon our executive officers and key employees, particularly Messrs. Gerry and Scheirman. The unexpected loss of the services of any of these individuals could have a detrimental effect on us. We do not maintain key man life insurance on any of our employees.

Risks Related to Our Common Stock

The 1818 Fund is able to control all matters submitted to a vote of our stockholders, including the election of directors.

When we merged with 1818 Oil Corp. in 1998, we issued common and preferred stock to The 1818 Fund. The common stock and preferred stock, which votes as a class with the common stock on an as converted basis, held by The 1818 Fund represents approximately 64.8% of our outstanding voting power on an as converted basis, excluding options and warrants not held by The 1818 fund. In addition, while the preferred stock is outstanding, the holders of preferred stock, voting together as a class, are entitled to elect three of our eight directors. Accordingly, The 1818 Fund is able to control all matters submitted to a vote of our stockholders, including the election of directors. In connection with a loan from The 1818 Fund, we issued warrants to purchase 5.25 million shares of our common stock to The 1818 Fund at a price of $0.50 per share.

In connection with the 1818 Oil Corp. merger, we made certain changes to our bylaws which require that at least a majority of the directors constituting the entire board of directors, which majority must include at least one of the directors elected by the holders of preferred stock, approve each of the following transactions effected by us or any of our subsidiaries:

•	any issuance of or agreement to issue any equity securities, including securities convertible into or exchangeable for such equity securities, other than issuances pursuant to an employee benefit plan;

•	the declaration of any dividend;

•	the incurrence, assumption of or refinancing of indebtedness;

•	the adoption of any employee stock option or similar plan;

•	entering into employment or consulting agreements with annual compensation exceeding $100,000;

•	any merger or consolidation;

•	the sale, conveyance, exchange or transfer of our voting stock or all or substantially all of our assets;

•	the sale or other disposition to another person, or purchase, lease or other acquisition from another person, of any material assets, rights or properties;

•	certain expenditures in excess of $300,000;

•	the formation of any entity that is not wholly-owned by us;

•	material changes in accounting methods or policies;

•	any amendment, modification or restatement of our Restated Certificate of Incorporation or Bylaws;

•	the settlement of any claim or other action against us or any subsidiary in an amount in excess of $50,000;

•	the approval or amendment of our annual operating budget;

•	any other action which is not in the ordinary course of business; and

•	any agreement to take any of the foregoing actions.

Accordingly, none of the foregoing actions can be taken by us without the approval of at least one director designated by the holders of the preferred stock.

We do not intend to pay, and have restrictions upon our ability to pay, dividends on our common stock.

We have not paid cash dividends in the past and do not intend to pay dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. Our ability to make dividend payments in the future will be dependent on our future performance and liquidity. In addition, we are prohibited from paying dividends on our common stock if there are accrued and unpaid dividends on our preferred stock.

Our common stock price constantly changes.

The price of our common stock on the American Stock Exchange constantly changes. We expect that the market price of our common stock will continue to change. For instance, since January 1, 2003, our stock has traded from a low of $0.95 to a high of $6.00 per share. Fluctuation in our stock price is caused by a number of factors, some of which are beyond our control, including:

•	increases and decreases in oil and gas prices;

•	announcements by us of significant contracts, acquisitions, capital commitments or changes in our oil and gas reserves;

•	changes in estimates by securities analysts of our financial results;

•	changes in market valuations of oil and gas companies generally;

•	quarterly variations in our operating results; and

•	significant sales of our common stock.

In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations may adversely affect the market price of our common stock.

The common stock being offered pursuant to this prospectus represents a significant percentage of our outstanding common stock.

As of December 15, 2004, 32,770,950 shares of common stock were outstanding, 18,334,250 shares of common stock were issuable upon conversion of outstanding preferred stock, 5,500,000 shares of common stock were issuable upon the exercise of outstanding warrants and 3,927,961 shares of common stock were issuable upon the exercise of stock options held by employees and directors. All of the shares issuable upon conversion or exercise of the preferred stock and warrants, and 2,758,998 shares issuable upon exercise of employee stock options may be exercised or converted within sixty days of the date of this prospectus. The common stock being offered pursuant to this prospectus represents approximately 64.8% of our total outstanding securities, including common stock issuable upon conversion of outstanding preferred stock and exercise of warrants held by The 1818 Fund, but excluding outstanding options and warrants held by persons and entities other than The 1818 Fund. All of these shares of common stock, to the extent that they are eligible or appear to be eligible for sale in the public market, could have a materially adverse effect on the market price of our common stock and therefore make it more difficult to sell equity securities. We may issue additional equity securities in order to fund working capital requirements and for other purposes. To the extent we do so, existing stockholders may experience substantial dilution, particularly if the terms of such issuance include discounts to market prices or the issuance of convertible securities.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein and the exhibits hereto and thereto, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including without limitation, statements regarding our financial position, reserve quantities and net present values, business strategy, plans and objectives of our management for future operations are forward-looking statements. Also, when we use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probably” or similar expressions, we are making forward-looking statements. Many risks and uncertainties may impact the matters addressed in these forward-looking statements.

Some of the events or factors that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

•	the volatility of oil and natural gas prices;

•	the uncertainty of estimates of oil and natural gas reserves;

•	the impact of competition;

•	the availability and cost of seismic, drilling and other equipment;

•	operating hazards inherent in the exploration for and production of oil and natural gas;

•	difficulties encountered during the exploration for and production of oil and natural gas;

•	difficulties encountered in delivering oil to commercial markets;

•	general economic conditions;

•	changes in customer demand and producers’ supply;

•	the uncertainty of our ability to attract capital;

•	compliance with, or the effect of changes in, the foreign governmental regulations regarding our exploration and production;

•	actions of operators of our oil and gas properties; and

•	weather conditions.

The information contained in this prospectus, including the information set forth under the heading “Risk Factors,” and in documents incorporated by reference into this prospectus identifies additional factors that could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved. When you consider our forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus.

Our forward-looking statements speak only as of the date made and we will not update these forward-looking statements unless the securities laws require us to do so. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this prospectus may not occur.

SELLING STOCKHOLDER

The following table identifies the selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder before this offering, the number of shares of common stock that the selling stockholder may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholder after this offering, assuming the selling stockholder sells all of the shares that may be sold by the selling stockholder in this offering. This information in the table below is as of December 15, 2004 and is based upon information provided by the selling stockholder The term “selling stockholder” includes the stockholder listed below and their transferees, pledgees, donees or other successors.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Number of Shares Owned After Offering(1)	Percent of Class Owned After Offering
The 1818 Fund II, L.P.(2) c/o Brown Brothers Harriman & Co. 140 Broadway New York, New York 10005	36,513,441	36,513,441	0	*

*	less than 1%.

(1)	Registration of the shares of common stock does not mean that all or a portion of these shares will be offered or sold by the selling stockholder pursuant to this prospectus.

(2)	Includes 18,334,250 shares issuable upon conversion of 6,667 shares of preferred stock and 5,250,000 shares that may be acquired within sixty days upon the exercise of warrants to purchase common stock at $0.50 per share. The sole general partner of The 1818 Fund is Brown Brothers Harriman & Co., a New York limited partnership. By virtue of Brown Brothers’ relationship with The 1818 Fund, Brown Brothers may be deemed to beneficially own 36,513,441 shares of our common stock and 6,667 shares of our preferred stock. Lawrence C. Tucker and T. Michael Long, two of our directors, are general partners of Brown Brothers. By virtue of a resolution adopted by Brown Brothers designating Messrs. Tucker and Long, or either of them, as the sole and exclusive partners of Brown Brothers having voting power, including the power to vote or to direct the voting, and investment power, including the power to dispose or to direct the disposition, with respect to our securities, each of Messrs. Long and Tucker may be deemed to beneficially own 36,513,441 shares of our common stock and 6,667 shares of our preferred stock. The Fund and Brown Brothers have shared voting and investment power with respect to all of the shares that they are deemed to beneficially own. The address of Brown Brothers is 140 Broadway, New York, New York 10005.

USE OF PROCEEDS

We will not receive any proceeds from sales of the shares of common stock by the selling stockholder. All of the net proceeds from sales of the shares of common stock will be retained by the selling stockholder. We will receive proceeds representing the exercise price of warrants if the selling stockholder exercises warrants. These proceeds, which are not expected to exceed $2.6 million, will be used for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized common stock consists of 100,000,000 shares of common stock, par value $0.10 per share, of which as of December 15, 2004, 32,770,950 shares were issued and outstanding and 27,762,211 shares were reserved for issuance upon exercise of outstanding options, warrants and preferred stock conversion rights. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of the common stock are entitled to receive dividends as may be declared by our Board of Directors out of funds legally available for dividends, subject to the rights of the holder of our outstanding preferred stock. No dividend may be declared or paid on the common stock, and no common stock may be purchased by us, unless all accrued and unpaid dividends on the outstanding preferred stock have been paid, except for a purchase of shares of the common stock by us pursuant to Rule 13e-4(h)(5) of the Exchange Act. In the event of liquidation, holders of our common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of our outstanding preferred stock. All outstanding shares of our common stock are fully paid and non-assessable. Holders of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.

Preferred Stock

Our Restated Certificate of Incorporation permits our Board to establish by resolution one or more series of preferred stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences, powers, qualifications, restrictions and limitations as may be fixed by the Board without any further stockholder approval. Such rights, preferences, powers, qualifications, restrictions and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of us.

Our authorized preferred stock consists of 500,000 shares, par value $25.00 per share. Currently, 6,667 shares of Convertible Preferred Stock, Series A, par value $25.00 per share are issued and outstanding. Our outstanding preferred stock ranks prior to all other classes and series of our junior stock, including our common stock, with respect to rights on liquidation, dissolution or winding up. All of our outstanding shares of preferred stock are fully paid and non-assessable.

Dividends and Distributions. In the event that we declare a cash dividend or make any other distribution to holders of common stock, the holder of each share of our outstanding preferred stock will be entitled to receive a dividend or distribution in an amount equal to the amount of the dividend or distribution received by a holder of the number of shares of common stock for which such share of preferred stock is convertible.

Voting Rights. Each share of our outstanding preferred stock entitles the owner thereof to vote at all special and annual meetings of stockholders, or in connection with any stockholder action taken in lieu of a meeting of stockholders, on all matters voted on by holders of common stock, including the election of directors, voting together as a single class with all other shares entitled to vote thereon. Each holder of our outstanding preferred stock is entitled to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast if the holder had converted his shares of preferred stock into common stock on the applicable record date. In addition, the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of preferred stock, voting separately as a single class, is necessary to:

•	authorize, adopt or approve any amendment to our Restated Certificate of Incorporation that would increase or decrease the par value of the shares of preferred stock or alter or change the powers, preferences or special rights of the shares of preferred stock;

•	amend, alter or repeal our Restated Certificate of Incorporation so as to affect the shares of preferred stock adversely; or

•	authorize, increase the authorized number of shares of, or issue any additional shares of preferred stock.

Holders of our outstanding preferred stock have the exclusive right, voting separately as a single class, to elect three of our eight directors, with such directors being elected to each of our three classes of directors, until such time as the number of outstanding shares of preferred stock represent on a fully-diluted basis less than 5% of the total number of shares of common stock outstanding. The presence in person or by proxy of the holders of record of one-third of the total number of shares of preferred stock then outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for all matters on which the holders of preferred stock vote separately as a class.

Redemption. The outstanding shares of preferred stock are not redeemable.

Reacquired Shares. Any shares of our outstanding preferred stock converted, exchanged or otherwise acquired by us will be retired and canceled, and will become authorized but unissued shares of preferred stock, par value $25.00 per share, to be reissued upon the filing of an appropriate certificate of designation. Such shares may not be reissued as shares of the currently outstanding class of preferred stock or any other parity stock unless all of the currently outstanding shares of preferred stock are already converted, exchanged or otherwise reacquired.

Liquidation, Dissolution or Winding Up. In the event of our liquidation, dissolution or winding up, no distribution will be made to the holders of shares of common stock or any other class of our stock ranking junior to the outstanding preferred stock until the holders of the shares of outstanding preferred stock shall have received a liquidating distribution in the amount of $10.00 per share. Neither the consolidation or merger of us with another person nor the sale or other distribution to another person of all or substantially all of our assets, property or business will be considered a liquidation, dissolution or winding up by us for these purposes.

Conversion. Each holder of any shares of outstanding preferred stock will have the right, at the holder’s option, at any time and from time to time, to convert any or all of such shares into common stock at a conversion rate of 2,750 shares of common stock for each outstanding share of preferred stock converted. The conversion ratio is subject to adjustment upon the occurrence of certain events, including:

•	dividends and other distributions payable in any class of our capital stock on shares of common stock;

•	the issuance to all holders of common stock of rights or warrants, entitling holders of such rights or warrants to subscribe for or purchase common stock at less than the current market price;

•	subdivisions or combinations of common stock;

•	the issuance of any shares of capital stock in reclassification of the common stock; or

•	any other action taken by us affecting our common stock similar to or having an effect similar to the actions described above.

Registration Rights

As of December 27, 2004, approximately 37,506,914 shares of common stock (of which 23,834,250 shares are issuable upon exercise of certain outstanding warrants or conversion of outstanding shares of preferred stock)

and 6,667 shares of preferred stock are entitled to certain rights with respect to their registration under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, other than on Forms S-4 or S-8, the holders of these shares shall be entitled to include their shares in such registration subject to the right of the underwriters of any such offering to limit the number of such shares. In addition, the holders of 5% or more of the shares covered by the registration rights agreement can require us to file a resale registration statement registering the resale of their shares. We have agreed to pay certain expenses in connection with each registration statement prepared pursuant to the registration rights agreement, other than underwriting discounts and selling commissions, which shall be borne by the participating sellers in proportion to the number of shares sold by each. All of the shares being offered pursuant to this prospectus are subject to this registration rights agreement. The registration statement of which this prospectus forms a part has been filed as a result of the exercise of registration rights under the registration rights agreement.

Certain Anti-Takeover Provisions

Our Restated Certificate of Incorporation and Bylaws and Delaware law contain several provisions that may make the acquisition of control of us by means of a tender offer, open market purchases, a proxy fight, or otherwise more difficult.

Delaware Law

Section 203 of the Delaware General Corporation Law restricts certain transactions between a corporation organized under Delaware law or its majority-owned subsidiaries and any person, referred to as an interested stockholder, holding 15% or more of the corporation’s outstanding voting stock, together with the affiliates or associates of such person. Section 203 prevents, for a period of three years following the date that a person becomes an interested stockholder, the following types of transactions between the corporation and the interested stockholder, unless certain conditions, described below, are met:

•	mergers or consolidations;

•	sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation;

•	issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation;

•	any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

The three-year ban does not apply if either the proposed transaction or the transaction by which the interested stockholder became an interested stockholder is approved by the board of directors of the corporation prior to the date such stockholder becomes an interested stockholder. Additionally, an interested stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation’s officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an interested stockholder of the corporation, or who becomes such with board approval, if the proposed transaction involves:

•	certain mergers or consolidations involving the corporation;

•	a sale or other transfer of over 50% of the aggregate assets of the corporation; or

•	a tender or exchange offer for 50% of more of the outstanding voting stock of the corporation.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. We have not adopted such a charter or bylaw amendment.

Board of Directors

Classified Board of Directors. Our Restated Certificate of Incorporation and Bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our Board of Directors is elected each year. The classification of directors will have the effect of making it more difficult for our stockholders to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the directors on our Board. In addition, one director in each class is elected by the holders of our outstanding preferred stock, voting as a class.

Number of Directors. Our Bylaws provide that the number of directors shall be not less than three nor more than 15, the exact number to be fixed from time to time by our Board of Directors. Vacancies in the Board or newly created directorships resulting from an increase in the number of directors may be filled by a majority of the remaining directors. Accordingly, our Board could prevent any stockholder from obtaining majority representation on our Board by enlarging the size of the Board and filling the new directorships with the Board’s own nominees.

Removal of Directors. Our Restated Certificate of Incorporation and Bylaws provide that a director may be removed only for cause. “Cause” is defined to exist only if the director has been (1) convicted of a felony, adjudicated to be liable for gross negligence, recklessness or misconduct in the performance of his or her duty to us in a manner of substantial importance to us, or adjudicated to be mentally incompetent, which mental incompetency directly affects his or her ability as one of our directors; and (2) such conviction or adjudication was made by a court of competent jurisdiction and is no longer subject to appeal.

Certain Voting Requirements in Our Restated Certificate and Bylaws

Amendment of Restated Certificate of Incorporation. The affirmative vote of the holders of at least 66 2/3% of the voting power of all our outstanding voting shares is required to alter, amend, adopt any provision inconsistent with, or repeal the provisions of our Restated Certificate of Incorporation relating to the election, removal and classification of directors and amendment of our Bylaws.

Amendments to Bylaws. Our Restated Certificate of Incorporation and Bylaws further provide that the Board has the power to make, alter, amend and repeal our Bylaws, except so far as bylaws adopted by our stockholders otherwise provide. Notwithstanding the foregoing, our Bylaws may not be altered, amended or repealed, and no provision inconsistent therewith may be adopted, by action of the stockholders without the affirmative vote of at least 66 2/3% of the voting power of all our outstanding shares.

Supermajority Vote for Certain Transactions. Under Delaware law, and subject to certain exceptions, unless a greater vote is required in the corporation’s certificate of incorporation, a merger, consolidation or dissolution of a corporation may be approved by a majority vote of the outstanding stock of the corporation entitled to vote thereon. Our Restated Certificate of Incorporation contains provisions that require the approval of holders of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote as a condition for any of the following actions:

•	a merger or consolidation;

•	a share exchange;

•	the adoption of any plan or proposal for liquidation, dissolution or reorganization; and

•	a sale, lease or other disposition of all or substantially all of our assets on a consolidated basis.

The 80% voting requirement is not applicable if such action is approved by a majority of our “continuing directors” prior to the transaction. The term “continuing director” is defined to mean:

•	any member of our Board as of December 31, 1992;

•	any new director who is proposed to be a director of ours by a majority of the continuing directors then on the Board; and

•	any successor of a continuing director who is recommended to succeed a continuing director by a majority of the continuing directors then on the Board.

The affirmative vote of the holders of at least 80% of the voting power of all our outstanding voting shares is required to amend, repeal, or adopt any provisions inconsistent with, the provisions of our Restated Certificate of Incorporation described in this paragraph.

Approval of Certain Transactions by Preferred Stock Director. Our Bylaws require the approval of a majority of our entire Board of Directors, which majority must include at least one director elected by a class vote of the holders of outstanding preferred stock, to take, approve or otherwise ratify each of the following transactions effected by us or any of our subsidiaries:

•	any issuance of or agreement to issue any equity securities, including securities convertible into or exchangeable for such equity securities, other than issuances pursuant to an employee benefit plan;

•	the declaration of any dividend;

•	the incurrence, assumption of or refinancing of indebtedness;

•	the adoption of any employee stock option or similar plan;

•	entering into employment or consulting agreements with annual compensation exceeding $100,000;

•	any merger or consolidation;

•	the sale, conveyance, exchange or transfer of our voting stock or all or substantially all of our assets;

•	the sale or other disposition to another person, or purchase, lease or other acquisition from another person, of any material assets, rights or properties;

•	certain expenditures in excess of $300,000;

•	the formation of any entity that is not wholly-owned by us;

•	material changes in accounting methods or policies;

•	any amendment, modification or restatement of our Restated Certificate of Incorporation or Bylaws;

•	the settlement of any claim or other action against us or any subsidiary in an amount in excess of $50,000;

•	the approval or amendment of our annual operating budget;

•	any other action which is not in the ordinary course of business; and

•	any agreement to take any of the foregoing actions.

PLAN OF DISTRIBUTION

Sales of shares of common stock by the selling stockholder referred to in this prospectus may be made from time to time in one or more transactions on the American Stock Exchange, in the over-the-counter market or any other exchange or quotation system on which shares of our common stock may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The shares may be offered directly to or through underwriters or agents designated from time to time, or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the shares may be sold include:

•	a block trade, which may involve crosses, in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	the writing of options on our common stock;

•	the pledge of our common stock as security for any loan or obligation, including pledges to brokers or dealers;

•	exchange distributions or secondary distributions in accordance with the rules of the American Stock Exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	firm commitment or best efforts underwritings; and

•	privately negotiated transactions.

An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our common stock is traded may be engaged to act as a selling stockholder’s agent in the sale of shares by such selling stockholder.

In connection with distributions of the shares offered by this prospectus or otherwise, the selling stockholder may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our common stock. In connection with such transactions, such brokers or dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. Such hedging transactions may require or permit the selling stockholder to deliver the shares to such brokers or dealers or other financial institutions to settle such hedging transactions. The selling stockholder may also sell our common stock short and deliver the shares to close out such short positions. If so required by applicable law, this prospectus, as amended or supplemented, may be used to effect:

•	the short sales of our common stock referred to above;

•	the sale or other disposition by the brokers or dealers or other financial institutions of any shares they receive pursuant to the hedging transactions referred to above; or

•	the delivery by the selling stockholder of shares to close out short positions.

The selling stockholder may also pledge the shares registered hereunder to a broker or dealer or other financial institution and, upon a default, such broker or dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling stockholder may also donate the shares registered hereunder to a third party and such donee may effect sales of the shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The foregoing description in this paragraph is subject to a selling stockholder’s compliance with Section 16(c) of the Securities Exchange Act to the extent and during such periods as Section 16(c) is applicable to such selling stockholder.

The selling stockholder and any underwriters, brokers, dealers, agents or others that participate with the selling stockholder in the distribution of the shares offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act and any underwriting discounts, commissions or fees received by such persons and any profit on the resale of the shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, and without limiting the foregoing, the selling stockholder will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares of common stock by the selling stockholder.

We have agreed to indemnify the selling stockholder named herein against certain liabilities that they may incur in connection with the sale of the shares registered hereunder, including liabilities arising under the Securities Act, and to contribute to payments that the selling stockholder may be required to make with respect thereto. Agents, underwriters, brokers and dealers may be entitled under agreements entered into by the selling stockholder or us to indemnification against certain civil liabilities, including liabilities under the Securities Act. There can be no assurance that the selling stockholder will sell any or all of the shares offered hereby.

We have agreed, among other things, to bear all fees and expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the common stock covered by this prospectus. The expenses of registration incurred in connection with this offering, which will be paid by us, are estimated to be $90,000.

LEGAL MATTERS

The validity of the common stock covered by this prospectus is being passed upon for us by Haynes and Boone, LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference from the our Current Report on Form 8-K filed December 22, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Information incorporated by reference into this prospectus regarding the estimated quantities of oil and gas reserves and the discounted present value of future pre-tax cash flows therefrom is based upon estimates of such reserves and present values prepared by or derived from estimates included in our Annual Report on Form 10-KSB for the year ended December 31, 2003, prepared by Netherland Sewell and Associates, independent petroleum engineers, and incorporated herein by reference. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters.

VAALCO ENERGY, INC.

36,513,441 Shares of Common Stock

PROSPECTUS